Exhibit 99.1

Cenovus releases 2015 corporate responsibility report

Calgary, Alberta (July 14, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has published its 2015 corporate responsibility report detailing the company’s efforts to accelerate its environmental performance, protect the health and safety of its staff, invest in and engage with the communities where it operates and maintain the highest standards of corporate governance.

“In a year of extreme challenges for our industry, we remained focused on continuously improving the way we operate to responsibly develop Canada’s oil and natural gas resources,” said Al Reid, Cenovus Executive Vice-President, Environment, Corporate Affairs & Legal. “That includes making meaningful commitments to help address climate change, reduce our land footprint and restore critical wildlife habitat in northern Alberta.”

Through its focus on technology and innovation, Cenovus is working to significantly reduce greenhouse gas (GHG) emissions at its operations and is assessing what role it can play in addressing emissions from the end use of oil. Since 2004, the company has already reduced its oil sands GHG emissions intensity by about one third. In 2015, Cenovus:

●	Worked collaboratively with peer companies and major environmental groups to inform and support the Government of Alberta’s Climate Leadership Plan
●	Partnered with Suncor Energy Inc. and the B.C. Cleantech CEO Alliance to create Evok Innovations, a cleantech fund to support the development of environmental solutions for the energy sector
●	Through Canada’s Oil Sands Innovation Alliance (COSIA), supported the NRG COSIA Carbon XPRIZE to incent technologies to turn CO2 into valuable products.

Cenovus is committed to efforts to continuously reduce its land footprint and reclaim areas that are no longer required for its operations. In 2015, the company:

●	Initiated work on its 10-year Caribou Habitat Restoration Project, the largest single area of caribou habitat restoration undertaken by a company anywhere in the world
●	Led a COSIA pilot study to test the use of heavy equipment adapted for amphibious use to do low-impact restoration work in the boreal forest of northern Alberta
●	Developed smaller, more efficient well pad designs that have the potential to reduce the size of the company’s future well pad footprint by 15 to 20 percent.

Other highlights from the 2015 corporate responsibility report:

●	Reached approximately $1.8 billion in cumulative business spending with Aboriginal-run companies since Cenovus’s launch in December 2009. In 2015, spending with Aboriginal companies was approximately 17 percent of Cenovus’s total capital spending, the highest percentage ever
●	Achieved the company’s strongest year ever for safety performance
●	Reduced energy use for Cenovus information technology systems by 19 percent by adjusting email retention policies and retiring older applications and servers.

Cenovus’s corporate responsibility report has been prepared in accordance with the Global Reporting Initiative G4 guidelines Core option. It also aligns its performance metrics with standards set out by the Canadian Association of Petroleum Producers’ Responsible Canadian Energy program. The full 2015 corporate responsibility report is available on cenovus.com.

ADVISORY

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “committed”, “future”, “goal”, “focus”, “potential” or similar expressions and includes suggestions of future outcomes. Readers are cautioned not to place undue reliance on forward-looking information as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: assumptions inherent in Cenovus’s current guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; the company’s ability to generate sufficient cash flow to meet its current and future obligations; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the political and economic conditions in the countries in which Cenovus operates; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against the company.

For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in the company’s Annual Information Form (AIF) or Form 40-F for the period ended December 31, 2015, available on SEDAR at sedar.com, EDGAR at sec.gov and on Cenovus’s website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50 percent ownership in two U.S. refineries. Cenovus has been recognized as a global leader in sustainable development through its inclusion in the Dow Jones Sustainability North America and World indexes. It is also listed on the CDP Canada 200 Climate Disclosure Leadership Index. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:
Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883	Media Sonja Franklin Media Advisor 403-766-7264
General media line
Graham Ingram Manager, Investor Relations 403-766-2849	403-766-7751